UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2013

Commission File Number

Novogen Limited

(Translation of registrant’s name into English)

1-7 Waterloo Road, Macquarie Park, NSW, Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark if the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novogen Limited (Registrant)

Andrew Bursill

Andrew Bursill
Company Secretary

Date 7 May 2013

7 May 2013

ASX RELEASE

Novogen Announces New Executive Appointments

Novogen today announces two new executive appointments as part of its recent acceleration of its R&D programs and to support an expansion of the Company’s activities into North America.

Dr David Brown has been appointed Chief Scientific Officer. David is a biologist who between 2000 and 2010 was responsible for the pre-clinical testing of Novogen oncology drugs including Phenoxodiol, Triphendiol, NV128, NV-143 and NV-344. In 2010, David left Novogen and joined Janssen as a Medical Advisor. He now returns to head up the Novogen R&D program. David will be based in Sydney. His role will be to oversee the pre-clinical development of the Company’s drugs pipeline of CS-6 and two recently-identified lead drug candidates with a focus on melanoma and pancreatic cancer.

Dr Andrew Heaton has been appointed President and CEO of the Company’s newly-established North American subsidiary, Novogen North America Inc. This wholly-owned subsidiary has been established to service the rapidly-expanding R&D and corporate activities of the Company in the US and Europe. Andrew will continue to oversee the Company’s drug discovery program and the manufacture of drug ahead of clinical testing, both activities now centered in Europe. The Company is based in New York City and will provide a means to better interact with the Company’s US-based shareholders who currently represent approximately 70% of the Company’s share base, as well as the FDA and the SEC.

About Novogen

Novogen Ltd is a public Australian biotechnology company whose shares trade on both the Australian Stock Exchange (symbol ‘NRT’) and NASDAQ (symbol ‘NVGN’). The Company is based in Sydney, Australia and is focused on the development of a family of novel anti-cancer drugs based on comprehensive anti-cancer activity against both cancer cells and cancer stem cells. The Company’s inaugural drug candidate is CS-6.

About CS-6

CS-6 belongs to a new class of drug candidates intended to treat most forms of cancer in a comprehensive manner, targeting both cancer cells and their progenitor cells, cancer stem cells. CS-6 shows broad anti-proliferative and cytotoxic activity against human cancer cells and ovarian cancer stem cells. CS-6 also has been designed deliberately to meet the major known criteria for crossing the blood-brain barrier, and for that reason is being developed as a first-line for the treatment of glioblastoma multiforme, the main form of primary brain cancer.

Further information

Contact Dr Graham Kelly, Chief Executive Officer.

M: (61) 0459 200 095

E: Graham.Kelly@novogen.com

Please note that the Company currently is relocating offices and that the original phone numbers no longer are in use. New contact details will be available shortly.

Further information is available on the Company’s web site, www.novogen.com